UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                                      No          X

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, October 13, 2008, and entitled “Orbotech Updates Third Quarter 2008 Revenue Estimate”.

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This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH UPDATES THIRD QUARTER 2008 REVENUE ESTIMATE

YAVNE, ISRAEL — October 13, 2008 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) is today revising its previous estimate regarding revenues in the third quarter of 2008.

Recently certain of the Company’s PCB customers have deferred deliveries for the Company’s PCB systems, due to the increased continuing difficulties which they are facing in securing credit facilities in respect of previously-confirmed orders. However, the Company has not experienced any changes in current deliveries, orders or backlog for its FPD inspection products. Principally as a result of the recent developments in the Company’s PCB business, Orbotech currently estimates overall revenues in the third quarter of 2008 at approximately $90-95 million, which is 10-15% less than previously anticipated, and expects to report a moderate net loss for the quarter.

In light of the current highly uncertain worldwide economic conditions, of which the above deferrals are symptomatic, the Company has recently adopted measures designed to re-align its infrastructure. Orbotech will, as planned, continue to tailor its investments to support planned growth and provide superior equipment and service and support solutions for its customers, both of which the Company considers critical to maintaining its strong positions in the industries which it serves.

Commenting on this announcement, Rani Cohen, Chief Executive Officer, said: “The decline in our third quarter 2008 revenues reflects the very high levels of uncertainty currently prevailing throughout the global economy. We do not believe that this in any way relates to the quality and technical superiority of the Company’s products or its high standard of provision of service and customer support. Furthermore, the Company maintains confidence in the long-term strength of the PCB and FPD industries, and its ability to preserve its own leadership position.” Mr. Cohen added: “The Company places a very high priority on the management of its cash flows. Our proven ability to manage cash, including in times of difficulty, will be a critical factor in enabling the Company to emerge strongly from the current period of uncertainty.”

The Company will discuss these matters during its conference call for the third quarter 2008 results, which is scheduled for Monday, November 17, 2008, at 9:00 a.m. EDT.

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. Orbotech’s products include automated optical inspection (“AOI”) and process control systems for bare and assembled printed circuit boards (“PCB”s), imaging solutions for PCB production and AOI, test and repair systems for flat panel displays (“FPD”s). Orbotech also markets computer-aided manufacturing and engineering (“CAM”) solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., Orbotech develops and markets automatic check reading solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. Orbotech’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation, credit availability and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

ORBOTECH CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg
Executive Vice President and Chief Financial Officer

Date:	October 14, 2008